EXHIBIT 11.1

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three and six months ended June 30, 2005 and 2004, included in this report as Exhibit 13.3.

Earnings Per Share

Net Income / Weighted average shares of common stock outstanding for the period

	Three months ended June 30,
	2005	2004
Weighted Average Shares Outstanding	1,528,443	1,528,443

Net Income	$510,783	$625,579

Per Share Amount	$0.33	$0.41

	Six months ended June 30,
	2005	2004
Weighted Average Shares Outstanding	1,528,443	1,528,443

Net Income	$1,056,512	$1,284,319

Per Share Amount	$0.69	$0.84

No common stock equivalents exist.

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